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                                                                  CONFORMED COPY


                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549


                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1933



                         For the month of November 2005




                                BANCOLOMBIA S.A.
                                ----------------
                 (Translation of Registrant's name into English)


                               Calle 50 No. 51-66
                               Medellin, Colombia
                               ------------------
                    (Address of principal executive offices)



(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         Form 20-F      X                   Form 40-F
                      -----                           -----

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


         Yes                                No             X
                  -----                                  -----

(If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b): 82-            .)
                                      ------------


This Report on Form 6-K shall be incorporated by reference into the registrant's registration statement on Form F-3 (File No. 001-32535).

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                                    SIGNATURE
                                    ---------

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    BANCOLOMBIA S.A.
                                     (Registrant)




Date: November 23, 2005             By  /s/  JAIME ALBERTO VELASQUEZ B.
                                       ----------------------------------
                                    Name:  Jaime Alberto Velasquez B.
                                    Title: Vice President of Finance
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[Logo Bancolombia]
                       PURCHASE AGREEMENT--ALMACENAR S.A.

Medellin, COLOMBIA. November 23, 2005


BANCOLOMBIA S.A. entered into a preliminary agreement yesterday with Incorbank Banqueros de Inversion, Seguridad en Logistica y Seguridad de Transporte Ltda. Inverloset, Equity Investment S.A., Rodriguez Azuero Asociados S.A. and other individuals to begin negotiations relating to a proposed purchase agreement, by which the Bank would sell all of the shares it holds in ALMACENAR S.A. directly (94.33%) and through COLCORP S.A. (3.92%).

The execution of the purchase agreement and the subsequent sale of the shares are subject to compliance with all of the agreed conditions precedent, including all required legal authorizations.